EDOC Acquisition Corp.

7612 Main Street Fishers

Suite 200

Victor, NY 14564

November 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Loan Lauren Nguyen, Legal Branch Chief

Re:	EDOC Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-1 Filed November 5, 2020

File No. 333-248819

Dear Ms. Nguyen:

EDOC Acquisition Corp. (“EDOC”, “we”, “us” or “our”) hereby transmits its response to the comments received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 4, 2020, regarding Amendment No. 4 to our Registration Statement (the “Registration Statement”) previously filed on November 5, 2020.

Our responses below correspond to the captions and numbers of the Staff’s comments. For the convenience of the Staff, we have reproduced those comments below in bold and our response to each comment immediately follows the applicable comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 4.

Amendment No. 4 to Registration Statement on Form S-1

General

1.	The Staff has verbally requested additional disclosure regarding the treatment of fractional shares upon mandatory separation of the Units.

Response: In response to the Staff’s comment, as discussed with the Staff, EDOC notes the disclosure on the cover page of the prospectus that states: “We will not issue fractional shares. As a result, you must exercise warrants in multiples of two warrants, at an exercise price of $11.50 per full share, subject to adjustment as described in this prospectus to validly exercise your warrants, and you must have ten (10) rights to receive a share at the closing of the business combination”. In addition, EDOC undertakes to include disclosure in a 424 prospectus filing subsequent to effectiveness, on pages 13 and 110 of the prospectus to clarify the treatment of fractional shares upon mandatory separation of the units.

* * * * * *

We thank the Staff for its review of the foregoing and hope that it has been responsive to the Staff’s comments. If you have any questions relating to the foregoing or further comments, please contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Kevin Chen
Kevin Chen, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP